UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[x] FORM 10-K [ ] FORM 20-F [ ] FORM 10-Q [ ] FORM 10-D [ ] FORM N-SAR
[ ] FORM N-CSR
    For Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For The Transition Period Ended:

Nothing in this Form shall be construed to imply that The Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ultra Clean Holdings, Inc.

Full Name of Registrant

 N/A

Former Name If Applicable

 150 Independence Drive

Address of Principal Executive Offices (Street And Number)

Menlo Park, California, 94025-1136

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense
[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

 PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ultra Clean Holdings, Inc. (the “Company”) was unable to file its Annual Report on Form 10−K for the year ended December 31, 2006 in a timely manner without unreasonable effort or expense. The principal reason for the delay in filing the Annual Report on Form 10-K, which the Company believes will be resolved on or prior to March 29, 2007, is that the Company requires additional time to complete its financial statement disclosures and its assessment of internal control over financial reporting as of December 31, 2006, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”). The Company was required to comply for the first time with SOX 404 as of December 31, 2006.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jack Sexton	(650)	323-4100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [x] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes [x]  No [ ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although subject to change as the Company finalizes its financial results, the Company anticipates that its operating results for the fiscal year ended December 31, 2006 will be substantially similar to the operating results contained in the press release dated February 12, 2007 and furnished as an exhibit to the current report on Form 8-K filed on February 12, 2007.

Ultra Clean Holdings, Inc.

(Name Of Registrant As Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 15, 2007	By /s/ Jack Sexton
Jack Sexton, Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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Forward Looking Statements:

Statements in this Notification of Late Filing on Form 12b-25 regarding the Company’s SOX 404 audit, the Company’s anticipated timing of filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Company’s expected operating results for such year are "forward- looking statements" (as defined in the U.S. Private Securities Litigation Reform Act of 1995) which reflect the Company’s current views with respect to future events and financial performance. Words such as "anticipates," "believes," "plans," "expects," "future,"' "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions are used to identify these forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, the Company’s actual results may differ materially from the results predicted or implied by these forward- looking statements. These risks, uncertainties and other factors include, among others, those identified in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations'' and elsewhere in the Company’s Annual report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly report on Form 10-Q for the quarter ended September 30, 2006 filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

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